November 8, 2024

John Thatch
Chief Executive Officer
HWH International Inc.
4800 Montgomery Lane , Suite 210
Bethesda , MD 20814

       Re: HWH International Inc.
           Registration Statement on Form S-1
           Filed October 10, 2024
           File No. 333-282567
Dear John Thatch:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services